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                                                 File No. 70-8411


               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549


                 POST-EFFECTIVE AMENDMENT NO. 16

                               TO

                   APPLICATION OR DECLARATION

                               ON

                            FORM U-1

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               ALLEGHENY POWER SERVICE CORPORATION
                      800 CABIN HILL DRIVE
                      GREENSBURG, PA  15601

                     ALLEGHENY ENERGY, INC.
                      10435 DOWNSVILLE PIKE
                      HAGERSTOWN, MD 21740

                        AYP CAPITAL, INC.
                      10435 DOWNSVILLE PIKE
                      HAGERSTOWN, MD 21740


(Name of company or companies filing this statement and addresses of principal executive offices)


                     Allegheny Energy, Inc.


(Name of top registered holding company parent of each applicant or declarant)

                    Thomas K. Henderson, Esq.
               Allegheny Power Service Corporation
                      10435 Downsville Pike
                      Hagerstown, MD 21740


             (Name and address of agent for service)


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1.   Applicants hereby amend ITEM 1. Description of Proposed
     Transaction by adding the following language at the end of ITEM 1:


     Allegheny Energy, Inc. ("AE") and AYP Capital, Inc. ("AYP

Capital") now request the Commission to authorize AYP Capital or a special purpose subsidiary of AYP Capital ("NEWCO") to acquire,

manage and sell real estate in Maryland, Ohio, Pennsylvania,

Virginia and West Virginia.  Involvement in these activities would be for utility purposes, including but not limited to,

leasing the property to one or more of AE's public utility

subsidiaries; for purposes of economic development and growth in the service territories served by AE's public utility

subsidiaries; and/or for Commission-approved nonutility purposes.

In addition, AYP Capital intends to limit real estate purchases to the service territories in the above-referenced states served by AE's public utility subsidiaries: The Potomac Edison Company,

Monongahela Power Company and West Penn Power Company

(hereinafter, the "Utility Subsidiaries").

     In addition to the purposes listed above, AYP Capital's

acquisition of real estate located adjacent to or near real

estate currently owned by AYP Capital's associate companies may enhance and facilitate AYP Capital's management of the real

estate portfolio of its associate companies.  Management of the real estate portfolio of AE and its associate companies by AYP

Capital was previously approved by this Commission in HCAR No.

26590 (October 9, 1996).  For example, acquiring real estate adjacent to or near real estate currently owned by a Utility

Subsidiary could serve as a "buffer zone" or increase access to public roads, both of which could make the Utility Subsidiary's property or both parcels more valuable and marketable.


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     This Commission has previously approved investment in real estate related activities by nonutility subsidiaries of

registered holding companies. For example, in HCAR No. 26969

(January 27, 1999), the Commission authorized New England

Electric System to form one or more special purpose subsidiaries to acquire interests in office and warehouse space for lease to associate companies.  In addition, the Commission has allowed registered holding companies to retain investments in nonutility subsidiaries for the purposes noted above.  See WPL Holdings,

Inc., HCAR No. 26856 (April 14, 1998) (nonutility subsidiary which, mainly for economic development purposes, acquires,

manages, and sells real estate in the utility subsidiaries'

service territories); Conectiv, Inc., HCAR No.26832 (February 25,

1998) (nonutility subsidiary which engages in the management and sale of real estate acquired by utility subsidiary but no longer useful for utility purposes); Ameren Corporation, HCAR No. 26809

(December 30, 1997)(nonutility subsidiaries which invest in

leveraged leases, including department store properties, and farmland to be developed into an industrial park);  and UNITIL

Corporation, et al., HCAR No. 25524 (April 24, 1992) (nonutility subsidiary which acquires real estate to support utility

operations).

     AE and AYP Capital request this authorization through

December 31, 2004.  The authority to spend up to $50 million for real estate purchases and/or investment in a Real Estate NEWCO would raise the aggregate financing limit on loans and guarantees from $300 million to $350 million for all approved activities in

File No. 70-8411.



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2.   Applicants hereby amend ITEM 3. Applicable Statutory
     Provisions by striking the language previously filed and substituting therefor:

     Applicants are informed by counsel that the proposed

transactions may be subject to Sections 9(a), 10, and 13(b) of the Public Utility Holding Company Act of 1935 and Rules 87, 90

and 91 thereunder.  Issuance of notes in connection with this transaction are exempt under Rule 52.


                           SIGNATURE

     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              ALLEGHENY ENERGY, INC.


                              By:           /s/
                                   Kathy L. Mitchell
                                        Counsel

                              AYP CAPITAL, INC.


                              By:           /s/
                                   Kathy L. Mitchell
                                        Counsel

                              ALLEGHENY POWER SERVICE CORPORATION


                              By:           /s/
                                   Kathy L. Mitchell
                                        Counsel



Dated: April 16, 1999